UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER:  1-13600
                              CUSIP NUMBER: 445661101

(Check one): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR

	For Period Ended:  December 31, 2000
	[ ] Transition Report on Form 10-K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR
	For the Transition Period Ended: _______________________________________

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               Read Instruction (on back page) Before Preparing Form.
                               Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:         Not applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Huntco Inc.
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Former Name if Applicable: Not applicable
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Address of Principal Executive Office: 14323 S. Outer Forty Drive, Suite 600N
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City, State and Zip Code:  Town & Country, Missouri  63017
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(b) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2001 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the financial statements and related disclosures to be included in such Form 10-Q. The Registrant disclosed within its press release of April 30, 2001, which was included within a Form 8-K disclosure filing of May 1, 2001, that Enron was acquiring Huntco's cold rolling and certain coil pickling operations in Blytheville, Ark., subject to satisfactory completion of Enron's due diligence and obtaining applicable consents and approvals. Until this transaction is consummated, which the Company believes will occur shortly, the Company cannot finalize its Form 10-K for the year ended December 31, 2000.

The Registrant's Annual Report on Form 10-K continues to be delayed due to the reasons discussed above. The Registrant's Annual Report on Form 10-K, along with its Quarterly Report on Form 10-Q, will be filed as soon as practicable following consummation of the sale referred to above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Anthony J. Verkruyse                   314               878-0155
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              (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is
    no, identify report(s).                                     [ ] Yes  [x] No

    As mentioned above, the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 has not been filed as of this 16th day of May, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                                   [x] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the 2000 first quarter the company benefited from rising steel prices and a generally strong economy. However, the Company was faced with comparatively lower selling values and a soft economic environment in the steel-consuming sector during the first quarter of 2001. In the first quarter 2001, both shipping volume and average selling prices were below that of the prior year, which is expected to result in lower margins than those realized in the first quarter of 2000.

See the discussion under Part III concerning why the Company is not in a position to further complete its financial disclosures at this time.

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                                   HUNTCO INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       May 16, 2001               By    /s/ Anthony J. Verkruyse
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                                           Anthony J. Verkruyse, Vice President
                                           & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer) evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.